UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2011
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Commission File Number: 000-29106

KNIGHTSBRIDGE TANKERS LIMITED
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated May 10, 2011, announcing the Company's financial results for the first quarter of 2011.

This report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164007) that was declared effective on March 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

	By:	/s/ Inger Klemp
Date: June 2, 2011	Name:	Inger Klemp
	Title:	Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $8.6 million and earnings per share of $0.35 for the first quarter of 2011.
•	Knightsbridge announces a cash dividend of $0.50 per share for the first quarter of 2011.

FIRST QUARTER 2011 RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $8.6 million and earnings per share of $0.35 for the first quarter compared to net income of $6.0 million and earnings per share of $0.25 for the fourth quarter of 2010. The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs, excluding bareboat charters, and Capesize vessels were $34,200 and $36,700, respectively, compared with $34,400 and $36,900 in the preceding quarter. There were drydock costs of $1.1 million in the first quarter for Hampstead and loss of revenue during the drydock period of $1.4 million although net income in the first quarter benefited compared with the prior quarter as there were drydock costs of $2.1 million in the fourth quarter for Kensington and loss of revenue during the drydock period of $1.5 million. Net income also increased in the first quarter compared to the fourth quarter due to a full quarter trading for Golden Zhejiang.

Cash and cash equivalents decreased by $0.6 million in the quarter. The Company generated cash from operating activities of $12.6 million, used $1.0 million to repay loan facilities and debt fees and paid $12.2 million in dividends. In May 2011, the Company has an average cash breakeven rate for its VLCCs, which are on time charter, and Capesize vessels of $18,700 and $8,500, respectively, per vessel per day. The VLCCs which are on bareboat contract have a cash break even rate of $4,300 per vessel per day.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the first quarter of 2011 was $20,200/day, representing an increase of $4,600/day from the fourth quarter of 2010 and a decrease of $29,700/day from the first quarter of 2010. Present market indications are approximately $10,000/day in the second quarter of 2011.

Bunkers at Fujairah averaged $600/mt in the first quarter of 2011 compared to $488/mt in the fourth quarter of 2010. Bunker prices varied between a low of $517/mt at the beginning of January and a high of $674/mt at the end of February.

The International Energy Agency's ("IEA") April 2011 report stated an average OPEC oil production, including Iraq, of 29.8 million barrels per day (mb/d) during the first quarter. This was an increase of 320,000 barrels per day compared to the fourth quarter of 2010 and an increase of 740,000 barrels per day compared to the first quarter of 2010.

IEA further estimates that world oil demand averaged 88.8 mb/d in the first quarter, representing a decrease of 680,000 barrels per day compared to the fourth quarter of 2010 and an increase of approximately 2.3 mb/d from the first quarter of 2010. Additionally, the IEA estimates that world oil demand will average approximately 89.4 mb/d in 2011, representing an increase of 1.6 percent or approximately 1.4 mb/d from 2010.

The VLCC fleet totalled 565 vessels at the end of the first quarter of 2011, up from 548 vessels at the end of the previous quarter. 17 VLCCs were delivered during the quarter versus an estimated 25 at the beginning of the year. The orderbook counted 167 vessels at the end of the first quarter, down from 184 orders from the previous quarter. No new orders were placed during the quarter and the current orderbook represents approximately 30 percent of the VLCC fleet. During the quarter, no vessels were removed from the trading fleet and according to Fearnleys the single hull fleet still stands at 43 vessels.

THE DRY BULK MARKET

While 2010 surprised on the upside taking into account a net fleet growth of approximately 15 percent, the first quarter of 2011 has been a rough experience for owners of dry bulk vessels. In particular, the capesize segment has suffered with average earnings during the first quarter barely covering operating expenses of $ 8,414 per day based on average time charter earnings from the Baltic Exchange Index.

Weather disruptions in Australia and steel capacity shutdowns in Japan following the earthquake and tsunami on the March 11 both impacted negatively on the demand for dry bulk transportation. In addition, the filing for bankruptcy protection by Korea Line added to an already negative market sentiment. But in spite of the above, the overall demand growth measured in ton miles has been, and is expected to be, healthy going forward supported by the general temperature of the global economy.

For quite some time, dry bulk forecasters have been focusing on the supply side. This has been on the back of a historically high order book, which sooner or later had to bring down the utilization of the dry bulk fleet. By the end of the previous quarter, the total order book was close to 45 percent of the existing fleet. But based on what has been experienced over the last two years, question marks must be raised as to the "official" order book itself. There are reasons to believe that cancellations and restructuring of contracts have not been accounted for and several yards are struggling to meet delivery dates, all of which are leading to a much lower delivery rate than forecast. At the start of 2011, it was expected that 142 million dwt of new capacity would enter the market this year. During the first quarter, approximately 22 million dwt was delivered, giving a delivery ratio of 60 percent.

Scrapping is first and foremost a function of the spot market, but presently it is also supported by strong prices for scrap steel. In the first quarter of 2011, approximately four million dwt was scrapped. One approach to forecast scrapping going forward is to take all capesizes older than 20 years and panamaxes and smaller bulk carriers older than 25 years, which are due for special survey during 2011 and we could potentially see 15 million dwt being scrapped this year.

In spite of increasing scrapping and fewer vessels being delivered, we should expect a net fleet growth of approximately 75 million dwt or 14 percent of the existing fleet. We need to get through this year and a slightly lower number of deliveries in 2012, before the order book is expected to be at a healthy level compared with the existing fleet. Consequently dry bulk forecasters do not see utilization of the dry bulk fleet to be higher than 90 per cent the next 18 to 24 months.

CORPORATE AND OUTLOOK

The VLCC Kensington will be redelivered from her time charter to Frontline in May 2011. She will remain with Frontline under commercial management and will trade in the spot market while the Board monitors possibilities in the bareboat and time charter markets.

The Board has been actively looking for tonnage, which can contribute to the Company's future dividend payments. Various vessel types within the second hand and resale market for bulk carriers and oil tankers have been explored. It has, however, been a challenge to find the optimal combination of asset price and time charter rate. The Board will, therefore, continue to monitor the sale and purchase and time charter market for vessels that will support the Company's future dividend capacity. The recent developments in the sale and purchase market have created more attractive opportunities and the Board believes the possibility for acquisitions is enhanced.

The Company's VLCC and Capesize fleet is fixed on time and bareboat charters expiring between 2012 and 2015, except for the VLCC Kensington which will be employed in the spot market from the second half of May.

The VLCC Hampstead finished her dry dock in the second quarter 2011 and part of the dry dock cost will be recognized in the second quarter of 2011. During dry dock, damage to the vessel's propeller shaft was discovered. The propeller shaft will require replacement and the Company expects to claim for losses under its insurances.

On May 9, 2011, the Board declared a dividend of $0.50 per share. The record date for the dividend is May 25, 2011, the ex dividend date is May 23, 2011 and the dividend will be paid on or around June 9, 2011. The Board's intention is to continue to pay out a major part of the free cash flow after debt services as dividend to its shareholders.

24,425,699 ordinary shares were outstanding as of March 31, 2011, and the weighted average number of shares outstanding for the quarter was 24,425,699.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The full report is available in the link enclosed.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
May 9, 2011

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2011 Jan-Mar	2010 Jan-Mar	2010 Jan-Dec (audited)

Operating revenues	22,408	24,186	95,897
Operating expense
Voyage expenses	1,088	3,399	10,467
Ship operating expenses	4,954	4,786	19,678
Administrative expenses	819	501	3,018
Depreciation	5,612	4,429	19,567
Total operating expenses	12,473	13,115	52,730

Net operating income	9,935	11,071	43,167

Other income (expenses)
Interest income	18	3	54
Interest expense	(1,165)	(735)	(3,940)
Other financial items	(183)	(95)	(724)
Total other expenses	(1,330)	(827)	(4,610)

Net income	8,605	10,244	38,557

Earnings per share ($)	$0.35	$0.60	$2.02

Income on timecharter basis ($ per day per vessel)*
VLCC (excluding bareboat charters)	$34,200	$35,500	$37,700
Capesize	$36,700	$45,500	$41,100
* Calender days less off-hire after deduction of broker commission

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2011 Mar 31	2010 Mar 31	2010 Dec 31 (audited)

ASSETS

Short term
Cash and cash equivalents	56,167	8,594	56,771
Restricted cash	15,000	10,000	15,000
Other current assets	7,535	12,260	6,157
Long term
Vessels, net	453,421	339,969	459,032
Deferred charges	2,573	1,128	2,629
Other long term assets	2,095	-	2,364

Total assets	536,791	371,951	541,953

LIABILITIES AND EQUITY

Short term
Current portion of long-term debt	3,600	13,960	3,600
Other current liabilities	7,996	10,137	8,712
Long term
Long-term debt	152,840	103,030	153,740
Equity	372,355	244,824	375,901

Total liabilities and equity	536,791	371,951	541,953

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	2011 Jan-Mar	2010 Jan-Mar	2010 Jan-Dec (audited)

OPERATING ACTIVITIES

Net income	8,605	10,244	38,557
Adjustments to reconcile net income to net cash provided by operating activities;
Depreciation and amortization	5,748	4,521	20,219
Other, net	270	-	152
Change in operating assets and liabilities	(2,035)	(1,915)	3,543

Net cash provided by operating activities	12,588	12,850	62,471

INVESTING ACTIVITIES

Change in restricted cash	-	-	(5,000)
Additions to newbuildings	-	(3,600)	(3,600)
Purchase of vessels	-	-	(94,000)

Net cash used in investing activities	-	(3,600)	(102,600)

FINANCING ACTIVITIES

Repayment of long-term debt	(900)	(3,490)	(168,880)
Proceeds from long-term debt	-	-	205,740
Debt fees paid	(79)	-	(2,061)
Net proceeds from share issuance	-	-	87,602
Dividends paid	(12,213)	(5,130)	(33,465)

Net cash (used in) provided by financing activities	(13,192)	(8,620)	88,936

Net (decrease) increase in cash and cash equivalents	(604)	630	48,807
Cash and cash equivalents at start of period	56,771	7,964	7,964
Cash and cash equivalents at end of period	56,167	8,594	56,771

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2011 Jan-Mar	2010 Jan-Mar	2010 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	17,100,000	17,100,000
Shares issued	-		7,325,699
Balance at end of period	24,425,699	17,100,000	24,425,699

SHARE CAPITAL
Balance at beginning of period	244	171	171
Shares issued	-	-	73
Balance at end of period	244	171	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,026	-	-
Shares issued	-	-	131,026
Restricted stock unit expense	62	-	-
Balance at end of period	131,088	-	131,026

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of period	65,612	60,520	60,520
Net income	8,605	10,244	38,557
Dividends paid	(12,213)	(5,130)	(33,465)
Balance at end of period	62,004	65,634	65,612
Total Equity	372,355	244,824	375,901